Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor
(In Millions)	Period from February 1 to March 31,	Period from January 1 to January 31,	Three Months Ended March 31,
Earnings (losses):	2006	2006	2005

Earnings (loss) before income taxes & adjustments for minority interest and equity
earnings/(losses) in affiliates	$(213)	$22,620	$(1,012)

Add (deduct):
Fixed charges, from below	179	64	193
Distributed earnings of affiliates	112	-	186
Amortization of capitalized interest	-	1	4
Interest capitalized	(2)	-	5
Earnings (loss) as adjusted	$ 76	$22,685	$ (624)

Fixed charges:

Interest expense, including capitalized amounts
and amortization of debt costs	$ 128	$ 42	$ 117
Portion of rental expense representative
of the interest factor	51	22	76
Fixed charges	$ 179	$ 64	$ 193

Ratio of earnings to fixed charges	(a)	354.45	(a)

                                                                     ______________
                                                                    (a) Earnings were inadequate to cover fixed charges by $103 million in the two month period ended March 31, 2006 and $817 million in the first quarter of 2005.